Mail Stop 4561
                                                            March 29, 2018

Sameer Dholakia
Chief Executive Officer
SendGrid, Inc.
1801 California Street, Suite 500
Denver, CO 80202

       Re:     SendGrid, Inc.
               Draft Registration Statement on Form S-1
               Submitted March 23, 2018
               CIK No. 0001477425

Dear Mr. Dholakia:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.


                                                            Sincerely,

                                                            /s/ Barbara C.
Jacobs

                                                            Barbara C. Jacobs
                                                            Assistant Director
                                                            Office of
Information Technologies
                                                            and Services

cc:    Matthew P. Dubofsky, Esq.
       Cooley LLP